SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 30255; 812-14062

Arden Investment Series Trust and Arden Asset Management LLC; Notice of Application

November 2, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of the Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: Arden Investment Series Trust (the "Trust") and Arden Asset Management LLC (the "Initial Advisor").

Filing Dates: The application was filed on July 23, 2012, and amended on October 22, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 27, 2012 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Arden Investment Series Trust, 375 Park Avenue, 32nd Floor, New York, New York 10152 and Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, New York 10152.

For Further Information Contact: David J. Marcinkus, Attorney-Advisor, at (202) 551-6882, or David P. Bartels, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company. The Trust currently consists of a single series that will be advised by the Initial Advisor.[1] The Initial Advisor, a Delaware

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[1] Applicants request relief with respect to any existing and any future series of the Trust or any other registered open-end management company that: (a) is advised by the Initial Advisor or a person controlling, controlled by, or under common control with the Initial Advisor or its successor (each, an "Advisor"); (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of the requested order (any such series, a "Fund" and collectively, the "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant and the only series that currently intends to rely on the requested order as a Fund is identified in the application. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund contains the name of a Subadvisor (as defined below), that name will be preceded by the name of the Advisor.

limited liability company, is registered as an investment adviser under the Investment

Advisers Act of 1940 ("Advisers Act"). Any other Advisor will be registered as an

investment adviser under the Advisers Act. Applicants state that the Initial Advisor

serves as investment adviser to the initial Fund under an investment advisory agreement

with the Trust (the "Advisory Agreement")[2] that has been approved by each respective

Fund's shareholders and the Trust's Board of Trustees ("Board"), including a majority of

the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of

either the Trust or the Advisor ("Independent Trustees") in the manner required by

sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

       2.   Under the terms of the Advisory Agreement, the Advisor manages the

Fund in accordance with its investment objective and policies and oversees, implements

and administers the Fund's investment program, subject to the supervision of, and

policies established by, the Board. For the investment management services it will

provide to each Fund, the Advisor will receive the fee specified in the Advisory

Agreement from such Fund based on the average daily net assets of the Fund. The

Advisory Agreement permits the Advisor, subject to the approval of the Board, to

delegate certain responsibilities to one or more subadvisers ("Subadvisors"). The

Advisor expects to enter into subadvisory agreements with various Subadvisors

("Subadvisory Agreements") to provide investment advisory services to the Funds.[3]

Each Subadvisor will be an investment adviser as defined in section 2(a)(20) of the Act

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[2] "Advisory Agreement" includes advisory agreements with an Advisor for future Funds.

[3] As of the date of the application the Advisor has not entered in Subadvisory Agreements with Subadvisors.

as well as registered with the Commission as an "investment adviser" under the Advisers Act. The Advisor evaluates, allocates assets to and oversees the Subadvisors, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. The Advisor will compensate the Subadvisors out of the advisory fee paid by a Fund to the Advisor under the Advisory Agreement.

3. Applicants request an order to permit the Advisor, subject to Board approval, to select certain Subadvisors to manage all or a portion of the assets of a Fund or Funds pursuant to a Subadvisory Agreement and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadvisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Advisor, other than by reason of serving as a subadviser to one or more of the Funds ("Affiliated Subadvisor").

4. Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require a Fund to disclose fees paid by the Advisor to each Subadvisor. Applicants seek an order to permit the Trust to disclose for a Fund (as both a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Advisor and any Affiliated Subadvisor; and (b) the aggregate fees paid to Subadvisors other than Affiliated Subadvisors (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Subadvisor will provide separate disclosure of any fees paid to the Affiliated Subadvisor.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Advisor, subject to the review and approval of the Board, to select the Subadvisors who are best suited to achieve the Fund's investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Subadvisors is substantially equivalent to that of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Funds and may preclude the Funds from acting promptly when the Advisor and Board consider it appropriate to hire Subadvisors or amend Subadvisory Agreements. Applicants note that the Advisory Agreements and any Subadvisory Agreements with Affiliated Subadvisors will remain subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   If a new Subadvisor is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadvisor is hired for any Fund, that Fund will send its shareholders either a

Multi-manager Notice or a Multi-manager Notice and Multi-manager Information

Statement;[4] and (b) the Fund will make the Multi-manager Information Statement

available on the website identified in the Multi-manager Notice no later than when the

Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90

days. In the circumstances described in the application, a proxy solicitation to approve

the appointment of new Subadvisors provides no more meaningful information to

shareholders than the proposed Multi-manager Information Statement. Moreover, the

Board will comply with the requirements of sections 15(a) and 15(c) of the 1940 Act

before entering into or amending Subadvisory Agreements.

8.   Applicants assert that the requested disclosure relief would benefit

shareholders of the Funds because it would improve the Advisor's ability to negotiate the

fees paid to Subadvisors. Applicants state that the Advisor may be able to negotiate rates

that are below a Subadvisor's "posted" amounts if the Advisor is not required to disclose

the Subadvisors' fees to the public.

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[4] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of a new Subadvisor pursuant to the Modified Notice and Access Procedures.

4.   The Advisor will not enter into a Subadvisory Agreement with any Affiliated Subadvisor without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   When a Subadvisor change is proposed for a Fund with an Affiliated Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   Each Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadvisor during the applicable quarter.

9.   Whenever a Subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.   The Advisor will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisors to manage all or part of a Fund's assets; (iii) when appropriate, allocate and reallocate a

Fund's assets among multiple Subadvisors; (iv) monitor and evaluate the performance of Subadvisors; and (v) implement procedures reasonably designed to ensure that the Subadvisors comply with each Fund's investment objective, policies and restrictions.

11.   No trustee or officer of the Trust, or of a Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary